March 10, 2009

Mr. Ryan C. Milne Securities and Exchange Commission, Division of Corporation Finance 100 F Street, N.E., Washington, D.C. 20549-3561

Re:	China Agritech, Inc.
Form 8-K Item 4.01
Filed February 11, 2009
File No. 000-49608 .

Dear Mr. Milne:

On behalf of our client, China Agritech, Inc., a Delaware corporation (the “Company”), we transmit herewith for filing with the Securities and Exchange Commission (the ”Commission”), pursuant to Rule 101(a)(1)(i) of Regulation S-T under the Commission's Electronic Data Gathering and Retrieval System (EDGAR), one complete electronic version of  the Company’s amended Current Report Form 8-K (including Exhibits) (the “Form 8-K/A”). The Form 8-K/A reflects the Company’s response to the comments to the Form 8-K filed with the Commission on February 11, 2009, set forth in the Staff’s letter to the Company, dated February 18, 2008 (the “Staff’s Letter”).

In order to facilitate your review of this submission, we have restated and responded, on behalf of the Company, to the comment set forth in the Staff’s Letter.

1.           Please revise the first paragraph to disclose the date you formally engaged Crowe Horwath LLP (Crowe) as your new independent accountants.  Refer to Item 304(a)(1)(i) of Regulation S-K.

Response to Comment 1:

The Company has revised the first paragraph to disclose the date it formally engaged Crowe Horwath LLP as its new independent accountants.

2.           In the third paragraph reference is made to the audit reports of Kabani & Co., LLP, as previously disclosed on Form 8-K as filed on April 24, 2008.  Please revise to refer to the reports of Grobstein, Horwath & Company LLP and state whether their report(s) on the financial statements for either of the past two years contained an adverse options or a disclaimer of opinion or was qualified or modified as to uncertainty, audit scope, or accounting principles.  This would include disclosure of uncertainty regarding the ability to continue as a going concern in the accountant’s report.  Refer to Item 304(a)(1)(ii) of Regulation S-K.

Response to Comment 2:

The Company respectfully submits that this comment is inapplicable, as Grobstein, Horwath & Company LLP did not perform an audit, or issue an audit report with respect to the Company’s financial statements for the fiscal years ended December 31, 2007 and 2006.  As per our discussion with you on March 6, 2009,  the Company has  deleted this disclosure as the audit reports of Kabani & Co., LLP do not appear to be relevant to the announcement of the resignation of Grobstein, Horwath & Company LLP.  Further, the disclosure regarding the Kabani audit reports was included in the Current Report on Form 8-K initially filed on April 24, 2008, in which we announced the dismissal of Kabani.

3.           We note your disclosure in the fifth paragraph that Crowe did not advise you with respect to any of the matters described in paragraph (a)(2)(i) or (ii) of Item 304 of Regulation S-B.  Please revise your disclosure to refer to the appropriate paragraphs of Regulation S-K, as Regulation S-B no longer applies to you.

Response to Comment 3:

The Company has revised the fifth paragraph of the Form 8-K/A to refer to paragraphs (a)(2)(i) or (ii) of Item 304 of Regulation S-K.

4.           To the extent that you make changes to the Form 8-K to comply with our comments, please obtain and file an updated Exhibit 16 letter from the former accountants stating whether the accountant agrees with the statements made in your revised Form 8-K.  Refer to Items 304(a)(3) and 601(b)(16) of Regulation S-K.

Response to Comment 4:

The Company has filed as Exhibit 16.2 to the Form 8-K/A the letter from its former accountants, Grobstein, Horwath & Company LLP, stating that it agrees with the statements made in the Form 8-K/A.

5.           We note the date of report on the cover page ”February 11, 2009 (January 7, 2009).”  Please note that the date of report should represent the date of the earliest event reported in your Form 8-K.

Response to Comment 5:

The Company has revised the cover page of the Form 8-K/A to include the date that represents the date of the earliest event reported in the Form 8-K/A.

The Company acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in its filings

•	staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Your prompt attention to this filing would be greatly appreciated. Should you have any questions concerning any of the foregoing please contact Tahra Wright at (212) 407-4122 or Karyn Lim at (212) 407-4833 from Loeb & Loeb LLP.

Sincerely,

China Agritech, Inc.

By:	/s/ Yu Chang
Name:	Yu Chang
Title:	Chief Executive Officer

cc:	Yau-Sing Tang, Chief Financial Officer Tahra Wright